UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

Epicor Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29426L108

(CUSIP Number)

Richard H. Pickup 2321 Alcova Ridge Drive Las Vegas, Nevada 89134 (702) 240-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29426L108

1	NAMES OF REPORTING PERSONS Richard H. Pickup, an individual
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 972,300 (1)
	8	SHARED VOTING POWER 2,633,757 (2)
	9	SOLE DISPOSITIVE POWER 972,300 (1)

WITH	10	SHARED DISPOSITIVE POWER 2,633,757 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,057 (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of (i) 70,000 shares owned directly by Mr. Pickup; and (ii) 502,300 shares owned directly by Pickup Family Trust, and 400,000 shares owned directly by TB Fund, LLC, over all of which shares Mr. Pickup has sole investment and voting power.
(2)	Consists of (i) 900 shares owned directly by Gamebusters Inc., 1,350,000 shares owned directly by Dito Caree LP, 885,000 shares owned directly by Dito Devcar LP, 182,257 shares owned directly by Pickup CRUT II, 95,600 shares owned directly by Pickup CRUT I and 20,000 shares owned directly by Dito Devkar Foundation, over all of which shares Mr. Pickup shares investment and voting power; and (ii) 100,000 shares owned by Carole Pickup, Mr. Pickup’s spouse, over which Mr. Pickup is deemed to have shared investment and voting power. Mr. Pickup disclaims beneficial ownership of the shares owned by his spouse.
(3)	Consists of the sum of all shares referenced in footnotes 1 and 2 above.
(4)	The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 64,166,065 shares of Common Stock outstanding as of March 31, 2011 as set forth in the Merger Agreement (as defined below) filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2011.

CUSIP No. 29426L108

This Amendment No. 12 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2002, as amended through Amendment No. 11 thereto, which was filed with the Commission on February 12, 2010 (as so amended, the “Schedule 13D”).

Item 4. Purpose of Transaction

On April 4, 2011, Epicor Software Corporation (the “Company”) entered into an Agreement and Plan of Merger (“Merger Agreement”) by and among the Company, Eagle Parent, Inc. (“Parent”) and Element Merger Sub, Inc., a wholly owned subsidiary of Parent (“Sub”), pursuant to which (i) Sub will make a cash tender offer (the “Offer”) for each share of Common Stock of the Company (“Common Stock”) and (ii) regardless of whether the Offer is consummated, Sub will merge with and into the Company (the “Merger”), all subject to the terms and conditions set forth in the Merger Agreement.

In connection with the Merger Agreement and the transactions contemplated thereby, on April 4, 2011, the Reporting Person, together with Gamebusters Inc., Dito Caree LP, Dito Devcar LP, Pickup CRUT I, Pickup CRUT II and Dito Devkar Foundation (collectively, the “Pickup Entities”), entered into a non-tender and support agreement (the “Support Agreement”) pursuant to which the Reporting Person and the Pickup Entities agreed to (i) not tender shares of Common Stock into the Offer, (ii) vote in favor of and otherwise support the Merger and the other transactions contemplated by the Merger Agreement and (iii) transfer certain shares of Common Stock to Parent or an affiliate of Parent in exchange for cash in the amount of $12.50 per share prior to the effective time of the Merger on the terms and subject to the conditions set forth in the Support Agreement or as otherwise agreed between Parent and the Reporting Person and the Pickup Entities.

Item 5. Interest in Securities of the Issuer

The description contained herein amends and restates in its entirety Item 5 in the Schedule 13D.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 3,606,057 shares of the Common Stock, constituting approximately 5.7% of the shares of Common Stock outstanding, which includes 100,000 shares owned by Carole Pickup, Mr. Pickup’s spouse. Mr. Pickup disclaims beneficial ownership of all shares of the Common Stock owned by his spouse.

(b) Of the aggregate of 3,606,057 shares of Common Stock that the Reporting Person may be deemed to beneficially own, the Reporting Person (i) has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, an aggregate of 972,300 shares, and (ii) has shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, an aggregate of 2,633,757 shares.

Joseph W. Moody shares with the Reporting Person the power to vote or direct the vote of, and to dispose or direct the disposition of, all 2,533,757 shares of the Common Stock collectively owned directly by Gamebusters Inc., Dito Caree LP, Dito Devcar LP, Pickup CRUT I, Pickup CRUT II and Dito Devkar Foundation. Carole Pickup, the spouse of the Reporting Person, is deemed to share with the Reporting Person the power to vote or direct the vote of, and to dispose or direct the disposition of, all 100,000 shares of the Common Stock owned by Mrs. Pickup. Mr. Moody’s principal occupation is serving as the manager and Chief Financial Officer of Plus Four Management, LLC, a Nevada limited liability company; Mrs. Pickup is a homemaker. The business address for Mr. Moody is 2532 Dupont Drive, Irvine, California 92612. During the last five years, neither Mr. Moody nor Mrs. Pickup has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. Moody and Mrs. Pickup is a citizen of the United States.

(c) The Reporting Person and the Pickup Entities made the following open market purchases in the last 60 days:

Entity	Date	Security	Amount of Shares Bought	Approx. Price per Share (excl. Commissions)
Dito Caree LP	2/22/11	Common Stock	5,000	$10.19
Dito Caree LP	2/23/11	Common Stock	10,000	$10.12
Pickup CRUT II	3/1/11	Common Stock	3,317	$10.11
Dito Caree LP	3/7/11	Common Stock	25,000	$10.04

Pickup CRUT II	3/10/11	Common Stock	10,100	$10.01
Pickup CRUT II	3/11/11	Common Stock	2,157	$10.01

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 for a description of the Support Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Non-Tender and Support Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2011

/s/ Richard H. Pickup
RICHARD H. PICKUP